Exhibit 99.1

Qifu Technology Responds to Short Seller Report

Shanghai, China, September 27, 2024, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today issues the following preliminary responses to the key claims made in a report (the “Report”) by Grizzly Research, a short seller, on September 26, 2024.

The Company believes that the Report is without merit and contains inaccurate information, flawed analyses, misleading conclusions and interpretations regarding information relating to the Company. Specifically:

The SAMR (SAIC) Financial Data Used in the Report is Completely Wrong.

The Report makes material mistakes in referring to incorrect financial data (i.e. the combined revenues and net profits) from the filings with the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce (“SAIC”) submitted by the operating entities of the Company. In fact, as the Company’s SAMR filing records demonstrate, the Company’ s major operating entities in China collectively reported total revenues of RMB 17.0 billion in 2022 and RMB 16.0 billion in 2023, with corresponding net profits of RMB 5.2 billion and RMB 4.7 billion, respectively. These revenues and net profits were recorded under PRC GAAP.

According to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), for the years 2022 and 2023, under U.S. GAAP and on a consolidated basis, the Company recorded total revenues of RMB16.6 billion and RMB16.3 billion, respectively, and net profits of RMB4.0 billion and RMB4.3 billion, respectively. The differences in total revenues and net profits between the filings with the SAMR and those with the SEC are primarily attributable to differences in accounting treatments under PRC GAAP and U.S. GAAP, as well as the fact that the Company’s major operating entities in China reflected in the SAMR filings do not represent all of the Company’s subsidiaries and consolidated affiliated entities in China.

The Company has consistently generated robust operating cash flow in recent years and delivered significant returns to shareholders through dividends and stock repurchases. As of the date of this press release, in 2024, the Company has spent more than US$300 million to repurchase its America Depositary Shares (ADSs) on the open market and distributed approximately US$180 million cash dividends to shareholders. The Company’s strong commitment to, and proven track record of, shareholder returns further underscore the baseless nature of the claims made in the Report.

Rebuttal of Unsubstantiated Media Reports about the Company’s Regional Headquarters

The Report cites certain media reports about the Company’s regional headquarters in Shanghai that are false and unsubstantiated. In fact, as disclosed in the Company’s filings with the SEC, in October 2020, the Company established a joint venture in Shanghai, together with one of 360 Group entities and an independent third party, to build its regional headquarters and an affiliated industrial park to support the future operations of the Company and 360 Group. The Company and the 360 Group entity held 40% and 30% of the equity interest in the joint venture, respectively. In December 2021, considering the Company’s significant business expansion in Shanghai, the Company acquired the entire 30% equity interest held by the 360 Group entity in the joint venture. Consequently, these facilities will enable the Company to consolidate all its Shanghai-based departments and employees, who are currently dispersed across different locations, into a single office space. The Company believes this will further reduce administrative costs and improve operational efficiency.

Both the co-investment with the 360 Group in October 2020 and the acquisition of the equity interest in the joint venture from the 360 Group in December 2021 were negotiated and conducted at arm’s length and were approved by the board of directors and the audit committee of the Company.

The Report also makes a false claim that the Company has acquired another piece of land in the Huangpu District of Shanghai. In fact, the Company did not acquire any land in the Huangpu District of Shanghai.

Rebuttal of Unsubstantiated Financial Manipulation Claim and Relationship between Shanghai Qibutianxia and the Company

The claim made in the Report that the Company uses Shanghai Qibutianxia Information Technology Co., Ltd.  (“Shanghai Qibutianxia,” formerly known as Beijing Qibutianxia Technology Co., Ltd.) to manipulate its financial statements is false and unsubstantiated.

In fact, Shanghai Qibutianxia was the holding company for the Company’s operating entities in China prior to the Company’s reorganization in 2018 for financing and offshore listing on Nasdaq. In July 2016, as a spin-off from 360 Group, Shanghai Qibutianxia incorporated Shanghai Qiyu Information & Technology Co., Ltd. (“Shanghai Qiyu”), and thereafter, the Company started operating independently under Shanghai Qiyu.

In April 2018, to facilitate the Company’s financing and offshore listing on Nasdaq, a holding company under the Company’s former name, 360 Finance, Inc. was incorporated in the Cayman Islands. As part of the reorganization, the Cayman holding company incorporated an indirectly wholly-owned subsidiary in China, namely Shanghai Qiyue Information & Technology Co., Ltd. (“Shanghai Qiyue”). Shanghai Qiyue entered into a series of “VIE” contractual arrangements with the Company’s three major operating entities in China and their shareholder Shanghai Qibutianxia. As a result, these major operating entities in China became the Company’s VIEs, and Shanghai Qibutianxia remained the nominal shareholder of these VIEs. The contractual arrangements enable the Company to exercise effective control over the Company’s VIEs; receive substantially all of the economic benefits and powers to exercise voting rights of the Company’s VIEs from Shanghai Qibutianxia, and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law.

In addition, the Report erroneously claims that the Company utilized the back-to-back guarantee arrangement with Shanghai Qibutianxia to manipulate its financial statements. In fact, prior to 2023, certain financial institutions required the nominal shareholder of our operating entities (i.e., Shanghai Qibutianxia) to supplementally provide back-to-back guarantees for certain loans facilitated and guaranteed by the Company’s operating entities. Specifically, Shanghai Qibutianxia committed to cover any shortfall if the Company’s operating entities fail to meet its guaranteed repayment obligations to the banks on time. This back-to-back guarantee arrangement did not increase the Company’s risk exposures, nor did it transfer any interest to Shanghai Qibutianxia. As of the date of this press release, there is no outstanding balance under this arrangement.

The Report erroneously states that Mr. Hongyi Zhou is the controlling shareholder of the Company. In fact, The Company does not have a controlling shareholder. According to the Company’s annual report on Form 20-F filed with the SEC on April 26, 2024, Mr. Hongyi Zhou beneficially owned approximately 13.8% of total ordinary shares of the Company as of February 29, 2024. Mr. Hongyi Zhou was the chairman of the board directors of the Company, but has not been involved day-to-day operations of the company. As announced by the Company on August 13, 2024, Mr. Hongyi Zhou has resigned as a director and the chairman of the board of directors of the Company.

Rebuttal of Unsubstantiated Claim about Delinquency Rates and Provisions

The claim made in the Report in relation to the Company’s delinquency rates and provision booking exhibits a fundamental misunderstanding of the Company’s financial practices and the relevant accounting standards. Specifically:

•	The Report inaccurately calculated the Company’s provision ratios by using the total reported provisions to calculate the provision ratio for each period.

•	The Report erroneously included provisions for contingent liabilities in the analysis of receivables provisioning.

•	The Report’s focus on a backward-looking 90 day+ delinquency rate is misplaced.

•	The Report’s claim that the Company’s reported profits are fabricated to account for the missing cash is completely false and unsubstantiated.

Provision Ratios

The Report inaccurately calculated the Company’s provision ratios by using the total reported provisions to calculate the provision ratio for each period, which is fundamentally incorrect. According to the accounting standards under U.S. GAAP, each reported provision item reflects the net result of new provisions booked for current period loans and the revision of provisions for existing loans. The Company maintains clear and distinct categories for provisions related to the Company’s loan products: (i) provision for loan receivable, relating solely to the Company’s on-balance sheet loans; (ii) provision for financial assets receivable, relating to the guarantee service fees; (iii) provision for accounts receivable and contract assets, relating to, relating to the loan facilitation service fees;; and (iv) provision for contingent liabilities, relating to the off-balance sheet loans for which the Company provides guarantee services.

The following chart delineates the components of the Company’s reported provisions for 2022, 2023, and the first half of 2023 and 2024, demonstrating compliance with accounting standards:

(RMB in millions)	2022	2023	First Half of 2023	First Half of 2024
New Provisions for Current Period New Loans	7,355	7,647	3,573	2,694
Revision of Previous Provisions (write-back)	(771)	(1,880)	(936)	(489)
Net Provisions	6,584	5,767	2,636	2,205
Provision for Loans Receivable	1,580	2,151	1,002	1,697
Provision for Financial Assets Receivable	398	386	151	169
Provision for Accounts Receivable and Contract Assets	238	176	45	235
Provision for Contingent Liabilities	4,368	3,054	1,438	103
New Provisions Booking Ratio
Provision Ratio for Loan Receivable[1]	2.9%	2.9%	2.8%	3.4%
Provision Ratio for Contingent Liabilities[2]	4.1%	4.0%	3.7%	4.1%

Notes:

1. "Provision Ratio for Loan Receivable" refers to the total amount of new provisions for loan receivable for a specific period divided by the loan facilitation volume of on-balance sheet loans for that period.

2. "Provision Ratio for Contingent Liabilities" refers to the total amount of new provisions for contingent liabilities for a specific period divided by capital-heavy loan facilitation volume for that period.

Provisions for Contingent Liabilities

In addition, the Report erroneously included provisions for contingent liabilities in the analysis of receivables provisioning. In fact, provisions for contingent liabilities pertain only to off-balance sheet loans that the Company guarantees. These provisions are entirely separate from receivables on the balance sheet and should not be conflated. In fact, the Company has consistently applied a prudent approach to managing business risks and financial provisions. The historical data listed above also showcases the Company’s commitment to maintaining appropriate provision ratios against the Company’s risk-bearing loans.

Delinquency Rate

The Report’s focus on a backward-looking 90 day+ delinquency rate1 is misplaced. The Company prioritizes leading risk indicators that provide a proactive view of credit risk, such as: (i) Day-1 delinquency rate2, which measures delinquency based on the day before the reporting period, offering a real-time risk assessment; and (ii) 30 day collection rate3, which tracks the efficiency of collections within a short timeframe, enabling timely interventions. These forward-looking metrics provide a more accurate and actionable assessment of credit risk compared to traditional delinquency rates. In fact, the Company’s D-1 delinquency rate and 30 day collection rate in the past two quarters both indicate the improving quality of the Company’s loan portfolios.

Decreases in Cash

The Report’s claim that the Company’s reported profits are fabricated to account for the missing cash is completely false and unsubstantiated. The Company’s cash and cash equivalent decreased from RMB10.5 billion as of December 31, 2022 to RMB 8.4 billion as of June 30, 2024 primarily because the growth in the Company’s on-balance sheet loans, cash dividends distributed to shareholders, and stock repurchase program. Specifically, the Company’s on-balance sheet loan balances increased from RMB19.5 billion as of December 31, 2022 to RMB32.1 billion as of June 30, 2024. In addition, from December 31, 2022 to June 30, 2024, the Company has distributed approximately RMB3.6 billion to shareholders through dividends and share buybacks, resulting in a reduction in cash and cash equivalent.

Non-Risk-Bearing Loans are Irrelevant to Leverage Ratio

The claim made in the Report that the Company’s is secretly overleveraged lacks factual basis and misunderstands the Company’s financial structure and risk management strategies. Specifically, the Report erroneously uses the total outstanding loan balances facilitated by the Company for calculating its leverage ratio. By definition, the leverage ratio is relevant only to risk-bearing assets, which include both on-balance sheet loans and capital-heavy loan facilitation. As disclosed in the Company’s filings with the SEC, the outstanding balances of the Company’s risk-bearing loans accounted for only 34.2% of the total outstanding loan balances facilitated by the Company as of June 30, 2024. As of the same date, the Company’s leverage ratio was 2.4, reaching a historical low. The company employs robust risk management frameworks to monitor and control leverage, ensuring sustainability and financial stability.

1 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

2 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

3 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Rebuttal of Unsubstantiated Claim About Loan Annual Interest Rates

The claim made in the Report that the Company issues loans at rates that exceed legal limits is categorically false and misleading. For example, the Report falsely claimed that regulatory guidance in China stipulates that the interest rate for the Company’s businesses should not exceed four times the one-year Loan Prime Rate at the time of the establishment of an agreement (the “Quadruple LPR Limit”). In fact, the Chinese Supreme People’s Court issued a guidance in December 2020, stipulating that the Quadruple LPR Limit does not apply to disputes arising from engagement in relevant financial businesses of certain financial institutions, including micro-lending companies and financing guarantee companies, such as the Company’s operating entities. The Company operates in strict compliance with all regulatory requirements that governs loan annual interest rate limits.

The Company emphasizes its continued and unwavering commitment to maintaining high standards of corporate governance and internal control, as well as transparent and timely disclosure in compliance with applicable rules and regulations. To protect the interests of the Company and its shareholders, the Company will vigorously defend itself against false and baseless claims made by short seller reports.

The Company’s board of directors (the "Board"), including the audit committee, is reviewing the allegations and considering the appropriate course of action to protect the interests of all shareholders. The Company will make additional disclosures in due course consistent with the requirements of applicable rules and regulations of the U.S. Securities and Exchange Commission, The Nasdaq Stock Market, and The Stock Exchange of Hong Kong Limited.

About Qifu Technology

Qifu Technology is a leading Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the SEC, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com